Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2005 Stock Award Plan and 1999 Stock Option Plan of Vocus, Inc. of our report dated September 7, 2005 (except with respect to the matter discussed in Note 12, as to which the date is October 31, 2005), with respect to the consolidated financial statements of Vocus, Inc. and subsidiaries for the year ended December 31, 2004 and our report dated June 10, 2005, with respect to the financial statements of Gnossos Software, Inc. for the year ended December 31, 2003 included in the Vocus, Inc. Prospectus filed on December 7, 2005 pursuant to Rule 424(b) with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland
March 2, 2006